SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Publicly Held Company

CNPJ: 42.150.391/0001-70

NIRE 29.300.006.939

MATERIAL FACT

São Paulo, January 28, 2022 - Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6) hereby informs its shareholders and the market that it received on January 28, 2022, a communication sent together from its shareholders Novonor S.A. – Under Judicial Restructuring Proceedings and Petróleo Brasileiro S.A. – Petrobras (“Shareholders”), regarding the secondary public offering of Class A preferred shares of Braskem S.A as described below:

“NSP INVESTIMENTOS S.A. – UNDER JUDICIAL RESTRUCTURING PROCEEDINGS (“NSP Investimentos”) e PETRÓLEO BRASILEIRO S.A. – PETROBRAS (“Petrobras”), as shareholders of Braskem S.A. (“Company”) and selling shareholders within the scope of the secondary public offering of 154,886,547 Class A preferred shares, nominative, book-entry and without par value (“Shares”) issued by the Company (“Offer”) hereby informs the Company that:

1.       The volatility conditions in the financial and capital market resulted, at this moment, in levels of demand and price not appropriate for the conclusion of the transaction.

2.       For such reason, NSP Investimentos and Petrobras, by mutual agreement, chose to temporarily cancel the realization of the Offer.

3.       NSP Investimentos and Petrobras ratify their interest in resuming the Offer in the future, at a time when a more favorable economic situation with less volatility is verified, and the Term Sheet entered into between the parties remains in force and the commitment of both to dispose of their respective equity interests in the Company through a secondary public offering(s), in addition to taking all necessary measures to enable the Company to migrate to the Novo Mercado segment of B3 SA - Brasil, Bolsa, Balcão ("B3"), including making the necessary adaptations to its governance, as the studies in this regard that are being carried out by the Company and referred to in the Material Fact of December 16, 2021 are concluded and to the extent that market conditions prove to be favorable.

Being what was fulfilled for the moment, they renew their vows of esteem and consideration and subscribe themselves.”

São Paulo, January 28, 2022.

Pedro van Langendonck Teixeira de Freitas

Chief Financial Officer and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from the covid-19 pandemic on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in the United States, any securities may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information about Braskem and management, as well as financial statements.